Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VELOCITY EXPRESS CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Velocity Express Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation shall be amended by changing Article IV, Section A to read :

A. Authorized Capital Stock.

This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of capital stock that this corporation is authorized to issue is Nine Hundred Ninety Nine Million Five Hundred and Fifteen Thousand Two Hundred and Seventy (999,515,270) shares. Of such shares, Seven Hundred Million (700,000,000) shares shall be Common Stock, par value $.004 per share and Two Hundred Ninety Nine Million Five Hundred and Fifteen Thousand Two Hundred and Seventy (299,515,270) shares shall be Preferred Stock, par value $.004 per share. The voting powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as set forth in this Article IV.

Effective at 9 a.m. (EST) on December 7, 2007 (the “Effective Time”), all issued and outstanding shares of Common Stock (“Existing Common Stock”) shall be and hereby are automatically combined and reclassified as follows: each fifteen (15) shares of Existing Common Stock shall be combined and reclassified (the “Reverse Stock Split”) as one share of issued and outstanding Common Stock (“New Common Stock”), provided that there shall be no fractional shares of New Common Stock. In the case of any holder as of the Effective Time of fewer than fifteen shares of Existing

Common Stock or any number of shares of Existing Common Stock which, when divided by fifteen, does not result in a whole number (a “Fractional Share Holder”), the fractional share interest in New Common Stock held by such Fractional Share Holder as a result of the Reverse Split shall be rounded up to one share, and such Fractional Share Holder shall own a whole number of shares of New Common Stock equal to the number of its shares of Existing Stock divided by fifteen, rounded up to the next highest whole number of shares.

The Corporation shall, through its transfer agent, provide certificates representing the New Common Stock to holders of Existing Common Stock in exchange for certificates representing Existing Common Stock. From and after the Effective Time, certificates representing shares of Existing Common Stock are hereby cancelled and shall represent only the right of the holders thereof to receive New Common Stock.

From and after the Effective Time, the term “New Common Stock” as used in this Article IV.A shall mean Common Stock.

THIRD: This Certificate of Amendment shall be effective December 7, 2007 at 9:00 a.m.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by an Executive Vice President on this 6th day of December, 2007.

By:	/s/ Mark T. Carlesimo
Name:	Mark T. Carlesimo
Title:	Executive Vice President